Exhibit 99.1

Seadrill Limited (SDRL)—Second Quarter 2020 Results

Hamilton, Bermuda, August 25, 2020 - Seadrill Limited (“Seadrill” or “the Company”) (OSE:SDRL, OTCQX:SDRLF), a world leader in offshore drilling, announces its second quarter results for the period ended June 30, 2020.

Highlights

•	Technical utilization[1] of 97% and economic utilization[2] of 91%

•	Revenue down 14% at $277 million due to lower management contract revenues

•	Operating Loss of $88 million

•	Adjusted EBITDA[3] of $35 million, representing 12.6% margin

•	Net loss attributable to shareholders of $181 million, equivalent to net loss per share of $1.80

•	During the quarter we added $41 million in backlog, total backlog now stands at $2.3 billion

•	Closing cash of $1.0 billion

Financial Highlights	Seadrill Limited
Figures in USD million, unless otherwise indicated	Q2 2020	Q1 2020	% Change
Total Operating Revenue	277	321	(14)%
Adjusted EBITDA	35	55	(36)%
Adjusted EBITDA Margin (%)	12.6%	17.1%	(5)%
Operating Loss	(88)	(1,284)	93%
Net loss	(183)	(1,565)	88%
Net Loss attributable to shareholder	(181)	(1,564)	88%
Net Loss per Share	(1.80)	(15.59)	88%

Subsequent Events

•	West Phoenix obtained an extension of work in Norway

•

We continue to evaluate capital structure proposals from our financial stakeholders; whilst no agreement has been reached at this point it is expected that potential solutions will lead to significant equitization of debt which is likely to result in minimal or no recovery for current shareholders

Anton Dibowitz, CEO, commented:

“Global market sentiment for the quarter has been poor, as the real impacts of COVID-19 and reduced demand have begun to crystallize. While the industry-wide demand deficiencies remain outside our control, we have been concentrating our efforts on what we can influence, namely, our day-to-day operations and our capital structure. Despite the weak market outlook, we are pleased to be adding to our backlog and above all, delivering for our customers including through extended work programs on our rigs.

“We will be prioritizing our cash preservation and efficiency plan to prepare ourselves for the challenges that our industry faces in the short to medium-term. From a capital structure perspective, we continue to engage with our financial stakeholders to ensure we create a debt structure appropriate for the new market environment. Our $1.0bn cash balance at the end of the quarter provides us with necessary flexibility to manage this process.

“I’d like to commend every member of the Seadrill community for their contributions during this time. We have seen how our onshore and offshore employees have adjusted and grown accustomed to the new ways of working during COVID-19, the effectiveness with which they have done so has galvanized our entire organization and motivated us to persevere through these challenging times.”

[1]	Technical utilization is calculated as the total hours available for work, excluding planned maintenance, divided by the total number of hours in the period.
[2]	Economic utilization is calculated as total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.
[3]

Adjusted EBITDA represents operating income before depreciation, amortization and similar non-cash charges. Additionally, in any given period we may have significant, unusual or non-recurring items which we may exclude from Adjusted EBITDA for that period. When applicable, these items would be fully disclosed and incorporated into the required reconciliations from US GAAP to non-GAAP measures. Refer to the Appendix for the reconciliation of operating income to Adjusted EBITDA, as operating income is the most directly comparable US GAAP measure.

Forward-Looking Statements

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company’s fleet, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, our ability to successfully employ our drilling units, procure or have access to financing, our progress with and the outcome of our discussions relating to our capital structure and debt facilities, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, the impact of global economic conditions and global health threats and the impact of future negotiations with our lenders to obtain amendments to our credit facilities and any related contingency planning efforts. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC, including its 2019 Annual Report on Form 20-F (File No. 333-224459).

The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

August 25, 2020

The Board of Directors

Seadrill Limited

Hamilton, Bermuda

Questions should be directed to Seadrill Management Ltd. represented by:

Anton Dibowitz:	Chief Executive Officer
Stuart Jackson:	Chief Financial Officer

Media questions should be directed to:

Iain Cracknell	Director of Communications	+44 7765 221 812

Analyst and investor questions should be directed to:

Hawthorn Advisors	seadrill@hawthornadvisors.com	+44 (0) 203 7454960

SECOND QUARTER 2020

OPERATING REVIEW

Operations

The second quarter status and performance of Seadrill Limited’s wholly or majority owned rig fleet was as follows:

As at June 30, 2020	Floaters	Jack-ups	Total
Operating	5	7	12
Technical utilization	95%	98%	97%
Economic utilization	85%	99%	91%
Future contracted	2	—	2
Idle	12	9	21

Total	19	16	35

Technical utilization and economic utilization stood at 97% and 91% respectively; economic utilization was lower than anticipated as a result of the West Tellus experiencing downtime and undergoing a periodic survey.

At the end of the quarter we had five floaters operating in the following regions:

•	Americas—The West Neptune remained under contract with LLOG in the Gulf of Mexico, and the West Tellus is under contract with Petrobras offshore Brazil.

•	North Sea—The West Hercules continues work in Norway with Equinor. The West Phoenix is currently under contract with Neptune Energy also in Norway.

•	Asia—The West Carina under contract with PTTEP in Malaysia.

Seven of our jack-ups were operating at the end of the second quarter with five working in the Middle East and two harsh-environment jack-ups working in Norway. The West Castor and West Telesto are on bareboat charter to our Gulfdrill joint venture in Qatar. Across the jack-up fleet we maintained high levels of utilization throughout the quarter.

The decision to continue to invest in drilling assets requires a disciplined approach and the current, weak macroeconomic environment, combined with an oversupplied market does not justify asset reactivation. We are focused on enacting cash preservation and efficiency measures over the coming quarters to ensure that we effectively position ourselves to produce the investment return our stakeholders deserve. Following our announcement last quarter to scrap up to 10 assets within our fleet, we do not believe that reactivation of cold-stacked assets in the current environment represents an appropriate use of cash nor return on investment.

FINANCIAL REVIEW

Abbreviated Income Statement

Figures in USD million, unless otherwise indicated	Q2 2020	Q1 2020
Total operating revenues	277	321
Total operating expenses	(365)	(383)
Other operating loss	—	(1,222)

Operating loss	(88)	(1,284)

Total financial items and other expense, net	(90)	(284)
Income tax (expense)/benefit	(5)	3

Net loss	(183)	(1,565)

Adjusted EBITDA	35	55

Operating revenues were $277 million for the second quarter (1Q20: $321 million). The decrease was largely a result of reduced first mobilization reimbursable revenue with Northern Ocean for the West Mira and a reduction in rig operating days.

Total operating expenses were $365 million for the second quarter (1Q20: $383 million). The decrease was driven by lower management contract reimbursable expenses for the West Mira and reduced depreciation following rig impairments recognized in 1Q20. This was offset by an increase in expected credit loss allowances recognized against related party receivables.

There were no other operating items in the second quarter (1Q20: $1,222 million loss). In the first quarter we recognized impairments against our drilling units following the significant reduction in global oil demand, and consequently our view as to the future operating capability of certain assets.

Operating loss for the second quarter was $88 million (1Q20: $1.3 billion) as a result of the movements referred to above.

Adjusted EBITDA for the second quarter was $35 million (1Q20: $55 million) delivering an adjusted EBITDA margin of 12.6% (1Q20: 17.1%). The lower EBITDA was primarily due to fewer operating days and a reduction in management contract revenue.

The change in total financial items and other expenses is predominantly due to impairments recognized in the first quarter on our direct investment holdings in Seadrill Partners and our share in their losses. The impairment recognized in the first quarter reduced the direct investment holdings in Seadrill Partners to nil and therefore no further losses were recognized in the second quarter.

Additionally, in the first quarter we recognized an impairment on our convertible receivable due from Archer and a foreign exchange loss on our Brazilian Reais denominated cash deposits held as collateral against a tax case. No impairments were identified in the second quarter for Archer. The Brazilian Reais continued to weaken against the USD but not as significantly as in the first quarter.

Income tax for the second quarter was an expense of $5 million (1Q20: $3 million benefit). The decrease is primarily attributable to a tax benefit recognized in the first quarter due to the US CARES Act.

After deducting total financial and other expenses and income tax expense, the net loss for the second quarter was $183 million, or $1.80 loss per share (1Q20: $1.6 billion loss, or $15.59 loss per share).

Abbreviated Cash Flow Statement

Figures in USD million, unless otherwise indicated	Q2 2020	Q1 2020
Net cash used in operating activities	(162)	(116)
Net cash used in by investing activities	(8)	(5)
Net cash used in financing activities	(4)	(20)
Effect of exchange rate changes on cash	(4)	(18)

Net decrease in cash and cash equivalents, including restricted cash	(178)	(159)

Cash and cash equivalents, including restricted cash, at beginning of the period	1,198	1,357

Cash and cash equivalents, including restricted cash, at the end of period	1,020	1,198

Net cash used by operating activities for the three month period ended June 30, 2020 was $162 million (1Q20: $116 million). Our cash flows from operating activities were negative, as cash receipts from customers from all segments were insufficient to cover operating costs, payments for long-term maintenance of our rigs, interest payments and tax payments.

Net cash used in investing activities was $8 million (1Q20: $5 million) primarily due to loans granted to SeaMex and capital expenditure, offset by contingent consideration received from Seadrill Partners and receipts on loans from Seabras.

Net cash used in financing activities was $4 million (1Q20: $20 million) relating to debt repayments by Ship Finance, a consolidated VIE. Ship Finance prepaid $8 million of their second quarter debt obligations in the first quarter.

Net cash used in the second quarter was $178 million (1Q20: $159 million) resulting in total cash of $1.0 billion as at June 30, 2020 (1Q20: $1.2 billion).

Abbreviated Balance Sheet

Figures in USD million, unless otherwise indicated	Q2 2020	Q1 2020
Cash and cash equivalents	849	1,031
Restricted Cash	171	167
Other current assets	485	495
Other non-current assets	5,786	5,804

Total assets	7,291	7,497

Current liabilities	782	778
Non-current liabilities	6,581	6,603
Equity and redeemable non-controlling interest	(72)	116

Total liabilities, redeemable non-controlling interest and equity	7,291	7,497

Total cash and restricted cash was $1.0 billion (1Q20: $1.2 billion). The decrease in cash was primarily due to net cash used in operating activities.

Other current assets were $0.5 billion (1Q20: $0.5 billion). The figure was unchanged from the previous quarter, due to an increase in the allowance for expected credit losses offset by an increase in accounts receivables.

Other non-current assets were $5.8 billion (1Q20: $5.8 billion). The figure was unchanged from the previous quarter.

Current liabilities were $0.8 billion (1Q20: $0.8 billion). The figure was unchanged from the previous quarter, due to an increase in debt due within one year offset by net settlements of trade accounts payable.

Non-current liabilities were $6.6 billion (1Q20: $6.6 billion). The figure was unchanged from the previous quarter, the primary movement was due to debt now due within one year.

Equity and redeemable non-controlling interest was a $0.1 billion deficit (1Q20: $0.1 billion surplus), primarily reflecting the net loss for the quarter.

Liquidity

Total cash of $1.0 billion was comprised of $849 million of unrestricted cash and $171 million of restricted cash. The major components of restricted cash include $61 million of cash held as collateral for a local tax case in Brazil, $48 million primarily related to a guarantee facility for certain drilling contracts and $30 million held in a mandatory offer account to be used to redeem for senior secured notes once certain thresholds are met.

Under the terms of our refinancing bank agreements, we can defer up to $500 million of amortization payments up to 120 days before debt amortization payments become due, referred to as the Amortization Conversion Election facility “ACE”. The first tranche of this facility was utilized in 4Q19, the second in 1Q20 and third in 2Q20, the latter of which resulted in a further $111 million of current debt being reclassified as long-term. The total reclassified amounts under the ACE facility at the end of the quarter was $248 million. These amounts will then fall due at the original balloon payment date. A remaining $252 million remains available for use within the ACE facility for amortization deferrals.

As part of a company-wide program to deliver on our liquidity commitments through mid-2022, we have implemented a cash preservation and efficiency plan to further reduce costs whilst continuing to operate safely and deliver for our customers. This will preserve liquidity and adjust our cost base to maintain our leadership position in this area. Our active management will reduce spend both onshore and offshore.

Capital Structure

On March 26, 2020, we received written notice from the NYSE that we were not in compliance with the continued listing standard with respect to the minimum average share price required of $1.00 per share over a period of thirty consecutive trading days. Subsequently, the Company decided to delist from the NYSE, which occurred on June 19, 2020.

While the Company’s common shares are currently traded on the OTCQX market, an electronic inter-dealer quotation system based in the United States, our listing on the Oslo Stock Exchange, where our common shares trade under the ticker symbol ‘SDRL’, is now our sole exchange listing. We expect to continue to make required filings with the SEC.

In line with the industry generally, our capital structure represents healthier market conditions than we expect going forward. Consequently, we are re-aligning our Balance Sheet by an increasing program of recycling drilling rigs and engaging with our financial stakeholders to materially reduce our overall level of indebtedness. Potential outcomes in terms of debt restructuring are likely to involve significant equitization of debt and consequently lead to minimal or no recovery for current shareholders.

Bank negotiations and lender consent

During the first quarter, we were engaged in discussions with our lenders over potential amendments to our credit facilities that would have provided the Company with greater operational flexibility and additional near-term liquidity. Whilst these amendments were supported by a majority of our secured lenders, certain amendments needed 100% approval across 43 institutions, and recent market uncertainties together with other factors outside of our control prevented us from obtaining the required level of support. As a consequence, we did not proceed with the bank consent and have retained financial and legal advisors to prepare for a comprehensive restructuring of our balance sheet, such a restructuring may involve the use of a court-supervised process.

Whilst we continue to evaluate various alternatives to address the cost of debt service and overall volume of debt, we anticipate that a comprehensive restructuring may require a substantial conversion of our indebtedness to equity, which is likely to lead to minimal or no recovery for current shareholders. As of June 30, 2020, Seadrill has $1.0 billion of cash which we believe provides sufficient liquidity to complete a comprehensive restructuring process. Our business operations remain unaffected by the negotiations and related contingency planning efforts, and we expect to meet our ongoing customer and business counterparty obligations as they become due.

COMMERCIAL REVIEW

Order Backlog

Order Backlog at June 30, 2020 was approximately $2.3 billion of which approximately $322 million is expected to be consumed in 2020.

Figures in USD billion at	Q2 2020	Q1 2020	Q4 2019
Quarter end Order Backlog[4]	2.3	2.5	1.8

[4]

Order Backlog includes all firm contracts at the maximum contractual operating dayrate multiplied by the number of days remaining in the firm contract period. For contracts which include a market indexed rate mechanism we utilize the current applicable dayrate multiplied by the number of days remaining in the firm contract period. Order Backlog excludes revenues for mobilization, demobilization and contract preparation or other incentive provisions and excludes backlog relating to Non-Consolidated Entities.

During the second quarter we added approximately $41 million in backlog as the West Saturn was awarded a two well contract with 2.5 years continuous optionally with Exxon Brazil. A $7.5m mobilization fee was included in the award.

Following quarter end, an amendment was signed for the West Phoenix, extending its work with Neptune Energy for one well in Norway. Earlier in the year a notice of intent to early terminate was received from Neptune therefore with the additional well we expect the rig to conclude operations early October.

The disruptive impacts of the oil price decline and COVID-19 could have an adverse effect on our ability to realize our backlog. Our customers may seek to terminate or renegotiate our contracts, which could result in lower dayrates or less favorable economic terms.

•	During the quarter we agreed discounts for the remaining firm term of the West Hercules contract with Equinor estimated to be $8m of backlog.

•	Following the quarter, we signed an amendment equivalent to $10m of discounts on AOD I, II III and West Callisto with Saudi Aramco across 2020 and 2021.

•

In addition, we received a notice of suspension from Saudi Aramco for the AOD II for up to 12 months. The contract is extended for the suspension period and therefore no impact is registered on total backlog.

Trading Outlook

Offshore activity remains low as a result of the economic impact from the ongoing COVID-19 pandemic. We continue to assess the impact of COVID-19 on our industry, and as a result, we are priming ourselves for a prolonged period of low demand. We believe that the depressed levels of offshore activity will remain throughout 2020 and into 2021. As a result, we foresee contracting activity to pickup in mid-2021, as projects that were put on hold due to COVID-19 return to market.

Since the supply of rigs in the market still strongly outweighs demand, there will continue to be a suppressive effect on utilization levels and dayrates across all segments. We expect further reductions in utilization in the coming quarters due to the lack of near term demand and the impact of contract terminations and renegotiation of existing contracts. However, we anticipate that there will be a trend towards market rationalization in the coming quarters as older, and long-term stacked rigs are scrapped.

NON-CONSOLIDATED ENTITIES:

In addition to owning and operating our offshore drilling units, we have six material investments that are not consolidated. These investments are recognized as either Marketable Securities or Investments in Associated Companies. The operating status of rigs managed on behalf of our non-consolidated entities and other partners is as follows (see Appendix III for key financial metrics):

As at June 30, 2020	Floaters (1)	Jack-ups and tender rigs	Total
Operating	4	5	9
Technical utilization	97%	99%	98%
Economic utilization	98%	98%	98%
Future contracted	2	—	2
Idle	6	3	9

Total	12	8	20

(1)	Includes Northern Ocean managed rigs, West Mira and West Bollsta.

The majority of our interests are equity accounted and these investments contributed a $4 million gain to our Q2 results (1Q20: $70 million loss). However, this excludes our share of the losses of Seadrill Partners, since the last investment was written down to $nil in the previous quarter.

Our common units in Seadrill Partners and equity stake in Archer are accounted for as marketable securities and in aggregate contributed a $1 million gain in the quarter (1Q20: $7 million loss).

Operational updates

Seadrill Partners

Seadrill Partners had three rigs on contract at the end of Q2 2020, with economic utilization of 99% for the quarter.

Sonadrill

The Libongos has been suspended from operations until 1Q 2021 with the remaining backlog on the contract also deferred. During the suspension period a discounted dayrate is paid by the customer. Seadrill will continue to earn a management fee at a discounted rate during the suspension period.

SeaMex

All five jack-up drilling units remain on contract with PEMEX in Mexico, with economic utilization of 98% for the quarter. As at June 30, 2020 Seamex had $136m in accounts receivable for billed and unbilled amounts due from its customer. As at June 30, 2020 SeaMex has a backlog of $1.1bn.

Seabras Sapura

As part of our JV with Sapura Energy, five units are on contract with Petrobras, two until 2024, one until 2023 and one until 2022. There is also a sixth vessel working in the spot market for other customers. Seabras posted strong utilization in the quarter with uptime of 97%. As at June 30, 2020 Seabras has a backlog of $1.1 billion.

Gulfdrill

On February 26, 2020, the Lovanda rig charter agreement was novated into the Gulfdrill joint venture and on March 12th, the Java Star 3 and the Lovansing rig charter agreements were both novated into the Gulfdrill joint venture; all three having previously been recognized as a Seadrill agreement with a third-party shipyard from November 2019. On March 15, 2020, the Seadrill owned West Telesto rig was leased to Gulfdrill. This is the second Seadrill rig to be leased into the joint venture following the West Castor in November 2019.

Archer

Archer anticipates that COVID-19 will continue to have an adverse effect on its operations through to 2021. It has taken necessary actions to adjust headcount, cost levels and investments in 2020 to suitably position itself for the anticipated recovery of the industry in 2021 and beyond.

Appendix I—Reconciliation of Operating Income to Adjusted EBITDA

Adjusted EBITDA represents operating income before depreciation, amortization and similar non-cash charges. Additionally, in any given period we may have significant, unusual or non-recurring items which we may exclude from Adjusted EBITDA for that period. When applicable, these items are fully disclosed and incorporated into the reconciliation provided below.

Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our ongoing financial and operating strength. We believe that Adjusted EBITDA assists investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating income between periods.

Adjusted EBITDA should not be considered as an alternative to operating income or any other indicator of Seadrill Limited’s performance calculated in accordance with the US GAAP.

The table below reconciles operating income to Adjusted EBITDA.

(In $ million)	Q2 2020	Q1 2020
Operating loss	(88)	(1,284)
Depreciation	82	100
Changes in expected credit loss allowances	41	9
Impairment of long-lived assets	—	1,230

Adjusted EBITDA	35	55

Appendix II—Amortization profile as at 2Q 2020

(In $ million)	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
Amortization of intangible contracts	—	(1)	—	—	—	(1)
Unwinding of basis differences	(11)	(11)	(11)	(10)	(10)	(8)
Amortization of debt fair value discount	(12)	(12)	(11)	(12)	(12)	(12)

(In $ million)	2020	2021	2022	2023	2024	Total
Amortization of intangible contracts	(1)	(1)	(1)	(1)	(1)	(5)
Unwinding of basis differences	(22)	(39)	(26)	(2)	28	(61)
Amortization of debt fair value discount	(24)	(47)	(47)	(33)	(18)	(169)

Appendix III—Non-Consolidated Entities Financial Metrics as at June 30, 2020(1)(2)

(In $ million)	Backlog	Revenue(3)	EBITDA(3)	Cash	External Debt	Debt due to Seadrill (4)
SeaMex Limited	1,143	55	30	102	212	442	(5)
Seabras Sapura	1,070	89	50	138	559	63	(6)

(1)	Investments in Archer, Gulfdrill and Sonadrill are non-material investments and so have been excluded from the table.
(2)

Our direct method investments in Seadrill Partners were impaired to nil in the first quarter and our shareholding in Seadrill Partners common units is not material. As such, the results from Seadrill Partners is excluded from the table.

(3)	Revenue and EBITDA for the three months ended June 30, 2020.
(4)	Excludes trading balances.
(5)	Comprised of the SeaMex sellers credit, working capital loan, liquidity shortfall loan and accrued interest. All facilities are subordinated to the external debt facility.
(6)	Shareholder loans and accrued interest due from Seabras Sapura.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

for the three and six months ended June 30, 2020 and 2019

(In $ millions)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Operating revenues
Contract revenues	189	253	392	508
Reimbursable revenues	10	10	19	19
Management contract revenues	73	58	178	95
Other revenues	5	—	9	1

Total operating revenues	277	321	598	623

Operating expenses
Vessel and rig operating expenses	(152)	(173)	(304)	(364)
Reimbursable expense	(10)	(9)	(17)	(18)
Management contract expenses	(104)	(49)	(208)	(82)
Depreciation	(82)	(104)	(182)	(212)
Amortization of intangibles	—	(38)	—	(73)
Selling, general and administrative expenses	(17)	(24)	(37)	(47)

Total operating expenses	(365)	(397)	(748)	(796)

Other operating items
Impairment of long-lived assets	—	—	(1,230)	—
Other operating income	—	3	8	29

Total other operating items	—	3	(1,222)	29

Operating loss	(88)	(73)	(1,372)	(144)
Financial items and other expense
Interest income	8	19	20	39
Interest expense	(92)	(122)	(200)	(254)
Loss on impairment of equity method investments	—	—	(47)	—
Share in results from associated companies (net of tax)	4	(23)	(66)	(65)
Loss on derivative financial instruments	—	(6)	(1)	(33)
Net loss on debt extinguishment	—	(22)	—	(22)
Foreign exchange (loss)/gain	(2)	4	(24)	2
Unrealized gain/(loss) on marketable securities	1	(14)	(6)	(35)
Impairment of convertible bond from related party	—	—	(29)	—
Other financial items	(9)	1	(21)	(2)
Total financial items and other expense, net	(90)	(163)	(374)	(370)
Loss before income taxes	(178)	(236)	(1,746)	(514)
Income tax (expense)/benefit	(5)	30	(2)	12

Net loss	(183)	(206)	(1,748)	(502)

Net loss attributable to the shareholder	(181)	(203)	(1,745)	(498)
Net loss attributable to the non-controlling interest	(1)	(2)	(2)	(2)
Net loss attributable to the redeemable non-controlling interest	(1)	(1)	(1)	(2)
Basic loss per share (US dollar)	(1.80)	(2.03)	(17.40)	(4.98)
Diluted loss per share (US dollar)	(1.80)	(2.03)	(17.40)	(4.98)

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

for the three and six months ended June 30, 2020 and 2019

(In $ millions)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Net loss	(183)	(206)	(1,748)	(502)
Other comprehensive loss, net of tax:
Change in fair value of debt component of Archer convertible bond	2	1	2	6
Actuarial loss relating to pension	(7)	—	(7)	—
Share of other comprehensive loss from associated companies	(1)	(5)	(17)	(9)

Other comprehensive loss:	(6)	(4)	(22)	(3)

Total comprehensive loss for the period	(189)	(210)	(1,770)	(505)

Comprehensive loss attributable to the shareholder	(187)	(207)	(1,767)	(501)
Comprehensive loss attributable to the non-controlling interest	(1)	(2)	(2)	(2)
Comprehensive loss attributable to the redeemable non-controlling interest	(1)	(1)	(1)	(2)

Seadrill Limited

UNAUDITED CONSOLIDATED BALANCE SHEETS

as at June 30, 2020 and December 31, 2019

(In $ millions)	June 30, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	849	1,115
Restricted cash	80	135
Marketable securities	5	11
Accounts receivable, net	157	173
Amounts due from related parties, net	184	181
Other current assets	139	158

Total current assets	1,414	1,773

Non-current assets
Investments in associated companies	257	389
Drilling units	5,077	6,401
Restricted cash	91	107
Deferred tax assets	6	4
Equipment	20	23
Amounts due from related parties, net	382	523
Other non-current assets	44	59

Total non-current assets	5,877	7,506

Total assets	7,291	9,279

LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND EQUITY
Current liabilities
Debt due within one year	420	343
Trade accounts payable	70	86
Amounts due to related parties—current	11	19
Other current liabilities	281	322

Total current liabilities	782	770

Non-current liabilities
Long-term debt	6,215	6,280
Long-term debt due to related parties	238	239
Deferred tax liabilities	12	12
Other non-current liabilities	116	128

Total non-current liabilities	6,581	6,659

Commitments and contingencies (See note 27)

Redeemable non-controlling interest	26	57

Equity
Common shares of par value $0.10 per share: 138,880,000 shares authorized and 100,329,887 issued at June 30, 2020 (Common shares of par value $0.10 per share: 138,880,000 shares authorized and 100,234,973 issued at December 31, 2019)	10	10
Additional paid-in capital	3,498	3,496
Accumulated other comprehensive loss	(35)	(13)
Retained loss	(3,709)	(1,851)

Total shareholders’ equity	(236)	1,642

Non-controlling interest	138	151

Total equity	(98)	1,793

Total liabilities, redeemable non-controlling interest and equity	7,291	9,279

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the six months ended June 30, 2020 and 2019

(In $ millions)	Six months ended June 30, 2020	Six months ended June 30, 2019
Cash Flows from Operating Activities
Net loss	(1,748)	(502)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	182	212
Amortization of unfavorable and favorable contracts	—	73
Share in results from associated companies (net of tax)	66	65
Impairment loss on associated companies	47	—
Impairment of convertible bond from related party	29	—
Unrealized loss related to derivative financial instruments	1	33
Loss on impairment of long-lived assets	1,230	—
Deferred tax benefit	(2)	(26)
Unrealized loss on marketable securities	6	35
Payment-in-kind interest	7	2
Amortization of discount on debt	17	18
Net loss on debt extinguishment	—	22
Unrealized foreign exchange loss	22	—
Change in allowance for expected credit losses	63	—
Other cash movements in operating activities
Distributions received from associated company	2	2
Payments for long-term maintenance	(71)	(37)
Settlement of payment-in-kind interest on Senior secured notes	—	(39)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	16	(20)
Trade accounts payable	(16)	8
Prepaid expenses/accrued revenue	1	3
Related party receivables	(88)	34
Related party payables	(9)	(17)
Other assets	5	(46)
Other liabilities	(39)	(13)
Deferred revenue	(1)	8
Other, net	2	1

Net cash flows used in operating activities	(278)	(184)

Cash Flows from Investing Activities
Additions to drilling units and equipment	(14)	(27)
Contingent consideration received	16	16
Purchase of call option for non-controlling interest shares	(11)	—
Loans granted to related parties	(8)	—
Payments received from loans granted to related parties	4	—

Net cash flows used in investing activities	(13)	(11)

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the six months ended June 30, 2020 and 2019

(In $ millions)	Six months ended June 30, 2020	Six months ended June 30, 2019
Cash Flows from Financing Activities
Repayments of secured credit facilities	(24)	(10)
Mandatory redemption of senior secured notes	—	(333)

Net cash used in financing activities	(24)	(343)
Effect of exchange rate changes on cash	(22)	4

Net decrease in cash and cash equivalents, including restricted cash	(337)	(534)

Cash and cash equivalents, including restricted cash, at beginning of the period	1,357	2,003

Cash and cash equivalents, including restricted cash, at the end of period	1,020	1,469

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	(167)	(219)
Taxes paid	(7)	(25)

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the three and six months ended June 30, 2020 and 2019

(In $ millions)	Common shares	Additional paid-in capital	Accumulated other comprehensive loss	Retained loss	Total equity before NCI	NCI	Total equity
Balance at January 1, 2019	10	3,491	(7)	(611)	2,883	152	3,035

Other comprehensive income	—	—	1	—	1	—	1
Share-based compensation charge	—	1	—	—	1	—	1
Fair Value adjustment AOD Redeemable NCI	—	—	—	(1)	(1)	—	(1)
Net loss	—	—	—	(295)	(295)	—	(295)

Balance at March 31, 2019	10	3,492	(6)	(907)	2,589	152	2,741

Other comprehensive loss	—	—	(4)	—	(4)	—	(4)
Share-based compensation charge	—	1	—	—	1	—	1
Net loss	—	—	—	(203)	(203)	(2)	(205)

Balance at June 30, 2019	10	3,493	(10)	(1,110)	2,383	150	2,533

(In $ millions)	Common shares	Additional paid-in capital	Accumulated other comprehensive loss	Retained loss	Total equity before NCI	NCI	Total equity
Balance at January 1, 2020	10	3,496	(13)	(1,851)	1,642	151	1,793

ASU 2016-13—Measurement of credit losses on financial instruments	—	—	—	(143)	(143)	—	(143)

Adjusted balance at January 1, 2020	10	3,496	(13)	(1,994)	1,499	151	1,650

Purchase option on non-controlling interest	—	—	—	—	—	(11)	(11)
Share-based compensation charge	—	1	—	—	1	—	1
Net loss	—	—	—	(1,564)	(1,564)	(1)	(1,565)
Other comprehensive loss	—	—	(16)	—	(16)	—	(16)
Fair Value adjustment AOD Redeemable NCI	—	—	—	27	27	—	27

Balance at March 31, 2020	10	3,497	(29)	(3,531)	(53)	139	86

Other comprehensive loss	—	—	(6)	—	(6)	—	(6)
Share-based compensation charge	—	1	—	—	1	—	1
Fair Value adjustment AOD Redeemable NCI	—	—	—	3	3	—	3
Net loss	—	—	—	(181)	(181)	(1)	(182)

Balance at June 30, 2020	10	3,498	(35)	(3,709)	(236)	138	(98)